Exhibit 99.1
ASML Media Relations Contacts:
Lucas van Grinsven – Corporate Communications — +31 40 268 3949 – Veldhoven, NL
ASML Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona, USA
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands
ASML updates market on long-term semiconductor lithography opportunities
Lithography market potential above EUR 10 billion by 2012
VELDHOVEN — November 2, 2007 – ASML Holding NV (ASML) today, in a meeting with financial analysts and investors, recognizes a potential for the global semiconductor lithography market to grow to above EUR 10 billion by 2012 from EUR 5 billion in 2006, supporting annual growth for the lithography market of 13 percent on average. ASML estimates are based on semiconductor market forecasts from industry analysts and customer node transition roadmaps, combined with expectations for higher lithography capital intensity needed to manufacture future generations of semiconductors.
Consistent with market analyst forecasts for semiconductor market growth, ASML also reiterates its potential to achieve 5 billion euros in revenues by 2010. This expectation is supported by accelerating success of its immersion lithography machines. To date, more than four million silicon wafers have been processed with ASML’s immersion systems, enabling customers to make more powerful or cheaper semiconductors.
ASML discusses specific long-term market opportunities and trends:
- ASML is preparing to support future growth of the semiconductor industry with multiple lithography technologies that support Moore’s Law well into the next decade. These technologies include Extreme Ultraviolet (EUV), computational lithography, double patterning, as well as 3D device integration enablers like overlay and CD uniformity. All options require sophisticated lithography which is expected to lead to continued growth of overall lithography expenditures, while playing to ASML’s strengths in leading technology, high productivity and best value of ownership.
- Several factors may have a positive impact on the creation of value over time, including overall revenue growth — enabled by market expansion as well as market share gains as

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demonstrated recently in Japan and North America — together with manufacturing cost efficiencies and the development of DFM products based on Brion technologies.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the web site www.asml.com
Live Webcast
A live webcast of the Investor Day will be available on ASML.com from 10:00 AM Central European Time (09:00 British Standard Time).
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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